UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Best Buy Co., Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

086516101

(CUSIP Number)

Creighton O’M. Condon
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-7628

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

August 6, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 086516101	Page 2 of 10 Pages

1
NAME OF REPORTING PERSONS

Richard M. Schulze, individually and as trustee of the 2008 Schulze Family Term Trust No. 1, the 2008 Schulze Family Term Trust No. 2, the Richard M. Schulze Grantor Retained Annuity Trust IV, the Richard M. Schulze Grantor Retained Annuity Trust V, and the Richard M. Schulze Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,896,185*
	8	SHARED VOTING POWER 3,021,572*
	9	SOLE DISPOSITIVE POWER 65,896,185*
	10	SHARED DISPOSITIVE POWER 3,021,572*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,917,757*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14		TYPE OF REPORTING PERSON (See Instructions) IN

*
Includes options to purchase 232,500 shares, exercisable within 60 days.  Excludes (a) 4,476,067 shares held in trusts for the benefit of Mr. Schulze’s spouse, Mr. Schulze’s children, the children of Mr. Schulze’s spouse, and (b) 183,726 shares in the Sandra J. Schulze Revocable Trust, in each case as to which Mr. Schulze disclaims beneficial ownership.

Page 2 of 10 Pages

SCHEDULE 13D

CUSIP No. 086516101	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS Olympus Investments Limited Partnership A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,672
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,672
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,672
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 10 Pages

SCHEDULE 13D

CUSIP No. 086516101	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS Olympus Investments Limited Partnership B
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 950,169
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 950,169
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 10 Pages

SCHEDULE 13D

CUSIP No. 086516101	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS Olympus Investments Limited Partnership C
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 252,312
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 252,312
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 10 Pages

SCHEDULE 13D

CUSIP No. 086516101	Page 6 of 10 Pages

1		NAME OF REPORTING PERSONS RMSJS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 283,984
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 283,984
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON (See Instructions) OO

Page 6 of 10 Pages

SCHEDULE 13D

CUSIP No. 086516101	Page 7 of 10 Pages

1		NAME OF REPORTING PERSONS The Richard M. Schulze Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,787,419
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,787,419
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,787,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 7 of 10 Pages

Item 1.	Security and Issuer.

This Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) relates to the common stock, par value $0.10 per share (the “Shares”), issued by Best Buy Co., Inc., a Minnesota corporation (the “Company”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on January 15, 1996 (the “Initial Schedule”), as amended and supplemented by Amendment No. 1 filed on June 7, 2012 (“Amendment No. 1”, together with the Initial Schedule, the “Schedule 13D”) on behalf of the Reporting Persons.  Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.  All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

It is anticipated that the Proposal (as defined in Item 4 below) would be financed through a combination of investments from private equity firms, Mr. Schulze’s equity investment of approximately $1 billion, and debt financing.  The summary of the Letter (as defined in Item 4 below) and the Proposal set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On August 6, 2012, Mr. Schulze delivered a letter (the “Letter”) to the Board of Directors of the Company (the “Board”) in which Mr. Schulze proposed to acquire all of the common stock of the Company for a purchase price in the range of $24.00 to $26.00 per share in cash (the “Proposal”).

As noted in the Letter, Mr. Schulze has had conversations with private equity firms who are interested in a possible acquisition of the Company.  Mr. Schulze has also had discussions with former senior executives of the Company who have expressed an interest in rejoining the Company in the context of an acquisition of the Company by Mr. Schulze.  Mr. Schulze has not reached any agreements with any such firms or individuals, and Minnesota law requires that he receive permission from the Company’s board of directors before reaching any such agreements.

The Proposal is subject to the grant by the Company’s board of directors of (i) permission to allow Mr. Schulze to work together with potential private equity partners and former senior executives in connection with the Proposal, and (ii) access to relevant non-public information regarding the Company, so that Mr. Schulze can conduct due diligence.  Mr. Schulze is prepared to move very quickly to enter into a customary confidentiality agreement with the Company and complete due diligence.

No binding obligation on the part of Mr. Schulze or the Company will arise with respect to the Proposal unless and until a definitive agreement with the Company is executed and delivered.

Page 8 of 10 Pages

Copies of the Letter and related press release are filed as Exhibits C and D, respectively, to this Amendment No. 2, and are incorporated by reference into this Item 4.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated June 7, 2012, among the Reporting Persons (incorporated by reference to Exhibit 99.A to Amendment No. 1 filed with the SEC on June 7, 2012).
Exhibit C:	Letter, dated August 6, 2012, from Richard M. Schulze to the Board of Directors of Best Buy Co., Inc.
Exhibit D:	Press Release, dated August 6, 2012

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  August 6, 2012

By : /s/ Richard M. Schulze
RICHARD M. SCHULZE

OLYMPUS INVESTMENTS LIMITED PARTNERSHIP A

By : /s/ Richard M. Schulze
RICHARD M. SCHULZE

OLYMPUS INVESTMENTS LIMITED PARTNERSHIP B

By : /s/ Richard M. Schulze
RICHARD M. SCHULZE

OLYMPUS INVESTMENTS LIMITED PARTNERSHIP C

By : /s/ Richard M. Schulze
RICHARD M. SCHULZE

RMSJS LLC

By : /s/ Richard M. Schulze
RICHARD M. SCHULZE

THE RICHARD M. SCHULZE FAMILY FOUNDATION

By : /s/ Richard M. Schulze
RICHARD M. SCHULZE

[Signature Page to Schedule 13D/A]